United States securities and exchange commission logo





                           March 15, 2022

       Mike McKeever
       President and Chief Executive Officer
       Carvana Receivables Depositor LLC
       1930 West Rio Salado Parkway
       Tempe, AZ 85281

                                                        Re: Carvana Receivables
Depositor LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed March 11,
2022
                                                            File No. 333-263473

       Dear Mr. McKeever:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arthur
Sandel at 202-551-3262 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Structured Finance